UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)

January 16, 2026

COMMISSION FILE NUMBER: 1-6780 (Rayonier Inc.)

COMMISSION FILE NUMBER: 333-237246 (Rayonier, L.P.)

RAYONIER INC.

Incorporated in the State of North Carolina

I.R.S. Employer Identification Number 13-2607329

RAYONIER, L.P.

Incorporated in the State of Delaware

I.R.S. Employer Identification Number 91-1313292

1 Rayonier Way

Wildlight, Florida 32097

(Principal Executive Office)

Telephone Number: (904) 357-9100

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol	Exchange
Common Shares, no par value, of Rayonier Inc.	RYN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Rayonier Inc.: Emerging growth company ☐
Rayonier, L.P.: Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Rayonier Inc.: ☐
Rayonier, L.P.: ☐

Item 8.01	Other Events.

As previously disclosed, on October 13, 2025, Rayonier Inc., a North Carolina corporation (“Rayonier”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PotlatchDeltic Corporation, a Delaware corporation (“PotlatchDeltic”), and Redwood Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Rayonier (“Merger Sub”). Pursuant to the terms of the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, PotlatchDeltic will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a direct, wholly owned subsidiary of Rayonier.

On December 10, 2025, Rayonier filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a prospectus with respect to the Rayonier common shares to be issued in the Merger and a joint proxy statement for Rayonier’s and PotlatchDeltic’s respective shareholders and stockholders. The Registration Statement was declared effective on December 23, 2025, and Rayonier filed a final prospectus on December 23, 2025, and PotlatchDeltic filed a definitive proxy statement on December 23, 2025 (together, the “Joint Proxy Statement/Prospectus”).

Each of Rayonier and PotlatchDeltic will hold a special meeting of its shareholders and stockholders, respectively, on January 27, 2026 in connection with the transactions contemplated by the Merger Agreement as further described in the Joint Proxy Statement/Prospectus.

Litigation Related to the Merger

As of the date of this Current Report on Form 8-K, to Rayonier’s knowledge, three complaints challenging the Merger have been filed (each, a “Lawsuit” and, collectively, the “Lawsuits”) following the announcement of the Merger. The Lawsuit captioned Siegel v. Alonzo et al. (No. 26-2-00050-32) was filed in the Superior Court of the State of Washington, Spokane County. The Lawsuits captioned Walsh v. PotlatchDeltic Corporation et al. (No. 650070/2026) and Miller v. PotlatchDeltic Corporation et al. (No. 650168/2026) were filed in New York Supreme Court, New York County. In addition, Rayonier and PotlatchDeltic have each received demand letters from certain purported shareholders of Rayonier and stockholders of PotlatchDeltic, as applicable, that allege deficiencies and/or omissions in the Joint Proxy Statement/Prospectus (collectively, the “Demand Letters” and together with the Lawsuits, the “Matters”). The Matters each allege that, among other things, the Joint Proxy Statement/Prospectus contains certain disclosure deficiencies and/or incomplete information regarding the Merger and seek additional disclosures to remedy these purported deficiencies. Rayonier and PotlatchDeltic believe that the allegations in the Matters are without merit. There can be no assurances that additional lawsuits or demands will not be filed or made against Rayonier and/or PotlatchDeltic with respect to the Merger. If this occurs, neither Rayonier nor PotlatchDeltic will necessarily announce them.

Rayonier and PotlatchDeltic believe that the disclosures set forth in the Joint Proxy Statement/Prospectus comply with applicable law and exchange rules and that no further disclosure beyond that already contained in the Joint Proxy Statement/Prospectus is required under applicable law or exchange rules. However, in order to moot such disclosure claims, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the completion of the Merger, and without admitting any culpability, liability or wrongdoing and without admitting the relevance or materiality of such disclosures, Rayonier and PotlatchDeltic are voluntarily supplementing the Joint Proxy Statement/Prospectus with the disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Rayonier and PotlatchDeltic specifically deny all allegations in the Matters, including that any additional disclosure was or is required.

Supplemental Disclosures to the Joint Proxy Statement/Prospectus

The Supplemental Disclosures should be read in connection with the Joint Proxy Statement/Prospectus, which should be read in its entirety, including all risk factors and cautionary notes contained therein. All page references are to pages in the Joint Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Joint Proxy Statement/Prospectus. For clarity, new text within restated paragraphs from the Joint Proxy Statement/Prospectus is highlighted with bold, underlined text, while deleted text is ~~bold and stricken-through~~.

The second and third sentences in the final paragraph on page 95 under “The Opinion of Morgan Stanley & Co. LLC, Rayonier’s Financial Advisor-Discounted Cash Flow Analysis” are hereby amended and supplemented as follows:

Morgan Stanley applied a range of perpetuity growth rates of 3.50% to 4.00% to derive a range of estimated terminal values and a discount rate of 7.0% (reflecting a midpoint of the range (selected by Morgan Stanley using its professional judgment and experience) of estimated weighted average cost of capital for PotlatchDeltic of 6.3% to 7.8%) to the projected unlevered free cash flows and the range of estimated terminal values. The discounted cash flow analysis for PotlatchDeltic indicated an implied per share illustrative value range, rounded to the nearest $0.05, of $81.65 to $95.25 for PotlatchDeltic common stock (and implied terminal multiples of PotlatchDeltic’s Adjusted Mid-Cycle EBITDA, provided by Rayonier, of 23.4x to 27.4x).

The second and third sentences in the first full paragraph on page 96 under “The Opinion of Morgan Stanley & Co. LLC, Rayonier’s Financial Advisor-Discounted Cash Flow Analysis” are hereby amended and supplemented as follows:

Morgan Stanley applied a range of perpetuity growth rates of 3.50% to 4.0% to derive a range of estimated terminal values and a discount rate of 6.7% (reflecting a midpoint of the range (selected by Morgan Stanley using its professional judgment and experience) of estimated weighted average cost of capital for Rayonier of 5.9% to 7.6%) to the projected unlevered free cash flows and the range of estimated terminal values. The discounted cash flow analysis for Rayonier indicated an implied per share illustrative value range, rounded to the nearest $0.05, of $47.55 to $55.80 for the Rayonier common shares (and implied terminal multiples of Rayonier’s 2029E Adjusted EBITDA, provided by Rayonier, of 25.6x to 30.4x).

The final bullet point on page 97 under “The Opinion of Morgan Stanley & Co. LLC, Rayonier’s Financial Advisor-Other Analyses and Information” is hereby amended and supplemented as follows:

Analyst Price Targets. Morgan Stanley reviewed sell-side analyst price targets for the Rayonier common shares and PotlatchDeltic common stock published by seven equity research analysts from August 8, 2025 to September 29, 2025 for Rayonier and from July 29, 2025 to September 29, 2025 for PotlatchDeltic. These targets generally reflect each analyst’s estimate of the 12-month future public market trading price per share and were not discounted to reflect present values. The range of undiscounted price targets was $27.00 to $37.00 (with a mean of $30.00) for the Rayonier common shares and $45.00 to $55.00 (with a mean of $50.57) for PotlatchDeltic common stock. These ranges were also discounted to present value by applying, for a one-year discount period, an illustrative discount rate of 7.7%, for Rayonier and 8.6% for PotlatchDeltic (which were selected by Morgan Stanley based on Rayonier’s and PotlatchDeltic’s respective assumed cost of equity). The range of discounted price targets was $25.05 to $34.35 for the Rayonier common shares and $41.45 to $50.65 for PotlatchDeltic common stock. The price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares and these estimates are subject to uncertainties, including the future financial performance of the subject companies and future financial market conditions.

The fourth and fifth paragraphs on page 101 under “Opinion of BofA Securities, Inc., PotlatchDeltic’s Financial Advisor-PotlatchDeltic Financial Analyses-Selected Publicly Traded Companies Analysis” is hereby amended and supplemented as follows:

BofA Securities reviewed publicly available financial and stock market information for PotlatchDeltic and the following two publicly traded companies in the timberlands and real estate sector (the “PotlatchDeltic timberlands and real estate selected companies”), which BofA Securities considered, in its professional judgment and experience, to be most relevant to its analysis, in each case, when reviewed as a whole based on each company’s financial, operating and other characteristics:

•	Rayonier Inc.
•	Weyerhaeuser Company

BofA Securities also reviewed publicly available financial and stock market information for the following four publicly traded companies in the wood products sector (the “PotlatchDeltic wood products selected companies” and, together with the PotlatchDeltic timberlands and real estate selected companies, the “PotlatchDeltic selected companies”), which BofA Securities considered, in its professional judgment and experience, to be most relevant to its analysis, in each case, when reviewed as a whole based on each company’s financial, operating and other characteristics:

•	Interfor Corporation
•	Louisiana-Pacific Corporation
•	Canfor Corporation
•	Boise Cascade Company

The fourth sentence in the second paragraph on page 102 under “Opinion of BofA Securities, Inc., PotlatchDeltic’s Financial Advisor-PotlatchDeltic Financial Analyses-Selected Publicly Traded Companies Analysis” is hereby amended and supplemented as follows:

BofA Securities then applied calendar year 2025 Adjusted EBITDDA multiples of 15.0x to 17.0x for the timberlands and real estate segment and 6.0x to 7.0x for the wood products segment derived from the PotlatchDeltic selected companies based on BofA Securities’ professional experience and judgment to PotlatchDeltic’s calendar year 2025 estimated Adjusted EBITDDA for the timberlands and real estate segment and to the average of PotlatchDeltic’s calendar years 2025 through 2030 estimated Adjusted EBITDDA for the wood products segment, respectively. Estimated financial data of the selected publicly traded companies were based on public filings and publicly available research analysts’ estimates as of October 10, 2025. Financial data of PotlatchDeltic were based on the PotlatchDeltic management forecasts and public filings as of October 10, 2025. From the resulting enterprise values, BofA Securities deducted net debt of $1,041 million, as of September 30, 2025, ~~to derive equity values~~ and divided the resulting implied equity values by 78.252 million, the number of fully-diluted shares of PotlatchDeltic common stock outstanding (calculated on a treasury stock method basis, based on information provided by PotlatchDeltic management).

The third and fourth sentences of the final paragraph on page 102 and the first paragraph on page 103 under “Opinion of BofA Securities, Inc., PotlatchDeltic’s Financial Advisor-PotlatchDeltic Financial Analyses-Discounted Cash Flow Analysis” are hereby amended and supplemented as follows:

BofA Securities performed a discounted cash flow analysis of PotlatchDeltic to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that PotlatchDeltic was forecasted to generate during PotlatchDeltic’s fourth quarter of fiscal year 2025 and fiscal years 2026 through 2030 based on the PotlatchDeltic management forecasts. BofA Securities calculated terminal values for PotlatchDeltic by applying to PotlatchDeltic’s estimated unlevered free cash flow in the terminal year a range of perpetuity growth rates of 3.25% to 3.75% for the timberlands and real estate segment and 2.25% to 2.75% for the wood products segment, which perpetuity growth rates were selected based on BofA Securities’ professional judgment and experience and input from PotlatchDeltic management. The cash flows and terminal values were then discounted to present value, assuming a mid-year convention, as of September 30, 2025 using discount rates ranging from 8.5% to 10.0% for the timberlands and real estate segment and 10.0% to 12.25% for the wood products segment, which were based on an estimate, based on BofA Securities’ professional judgment and experience, of PotlatchDeltic’s weighted average cost of capital for the timberlands and real estate segment and the wood products segment, respectively. From the resulting enterprise values, BofA Securities deducted net debt of $1,041 million, as of September 30, 2025, ~~to derive equity values~~ and divided the resulting implied equity values by 78.252 million, the number of fully-diluted shares of PotlatchDeltic common stock outstanding (calculated on a treasury stock method basis, based on information provided by PotlatchDeltic management).

The second full paragraph on page 103 under “Opinion of BofA Securities, Inc., PotlatchDeltic’s Financial Advisor-Rayonier Financial Analyses-Selected Publicly Traded Companies Analyses” is hereby amended and supplemented as follows:

BofA Securities reviewed publicly available financial and stock market information for Rayonier and the following two selected publicly traded companies in the timberlands and real estate sector (the “Rayonier selected companies”), which BofA Securities considered, in its professional judgment and experience, to be most relevant to its analysis, in each case, when reviewed as a whole based on each company’s financial, operating and other characteristics:

•	PotlatchDeltic Corporation
•	Weyerhaeuser Company

The fourth sentence of the fourth full paragraph on page 103 under “Opinion of BofA Securities, Inc., PotlatchDeltic’s Financial Advisor-Rayonier Financial Analyses-Selected Publicly Traded Companies Analyses” is hereby amended and supplemented as follows:

BofA Securities then applied calendar year 2025 adjusted EBITDDA multiples of 18.5x to 20.5x derived from the Rayonier selected companies based on BofA Securities’ professional experience and judgment to Rayonier’s calendar year 2025 estimated adjusted EBITDDA. Estimated financial data of the selected publicly traded companies were based on public filings and publicly available research analysts’ estimates as of October 10, 2025. Financial data of Rayonier were based on the Rayonier management forecasts and public filings as of October 10, 2025. From the resulting enterprise values, BofA Securities deducted net debt of $132 million, as of September 30, 2025, ~~to derive equity values~~ and divided the resulting implied equity values by 156.639 million, the number of fully-diluted shares of Rayonier common stock outstanding (calculated on a treasury stock method basis, based on information provided by PotlatchDeltic management).

The third and fourth sentences of the first full paragraph on page 104 under “Opinion of BofA Securities, Inc., PotlatchDeltic’s Financial Advisor-Rayonier Financial Analyses-Discounted Cash Flow Analysis” are hereby amended and supplemented as follows:

BofA Securities performed a discounted cash flow analysis of Rayonier to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Rayonier was forecasted to generate during Rayonier’s fourth quarter of fiscal year 2025 and fiscal years 2026 through 2029 based on the Rayonier management forecasts. BofA Securities calculated terminal values for Rayonier by applying to Rayonier’s estimated unlevered free cash flow in the terminal year a range of perpetuity growth rates of 4.0% to 4.5%, which perpetuity growth rates were selected based on BofA Securities’ professional judgment and experience and input from PotlatchDeltic management. The cash flows and terminal values were then discounted to present value, assuming a mid-year convention, as of September 30, 2025 using discount rates ranging from 8.5% to 10.0%, which were based on an estimate, based on BofA Securities’ professional judgment and experience, of Rayonier’s weighted average cost of capital. From the resulting enterprise values, BofA Securities deducted net debt of $132 million, as of September 30, 2025, ~~to derive equity values~~ and divided the resulting implied equity values by 156.639 million, the number of fully-diluted shares of Rayonier common stock outstanding (calculated on a treasury stock method basis, based on information provided by PotlatchDeltic management).

The second sentence of the second paragraph on page 105 under “Opinion of BofA Securities, Inc., PotlatchDeltic’s Financial Advisor-Summary of Material Relative Financial Analyses-Has/Gets Analysis” is hereby amended and supplemented as follows:

For PotlatchDeltic common stock on a standalone basis, BofA Securities used the implied reference range indicated in the discounted cash flow analysis described above in the section entitled “Opinion of BofA Securities, Inc., PotlatchDeltic’s Financial Advisor — PotlatchDeltic Financial Analyses — Discounted Cash Flow Analysis.” BofA Securities then performed the same analysis by calculating the range of implied per share equity values allocable to holders of shares of PotlatchDeltic common stock on a pro forma basis, after giving effect to the merger, by assuming approximately 46% pro forma ownership, based on 135.680 million shares, the number of Rayonier common shares estimated to be issued to holders of shares of PotlatchDeltic common stock in the merger, utilizing the results of the standalone discounted cash flow analysis for PotlatchDeltic and Rayonier described above in the sections entitled “Opinion of BofA Securities, Inc., PotlatchDeltic’s Financial Advisor — PotlatchDeltic Financial Analyses — Discounted Cash Flow Analysis” and “Opinion of BofA Securities, Inc., PotlatchDeltic’s Financial Advisor — Rayonier Financial Analyses — Discounted Cash Flow Analysis,” respectively, and taking into account the net present value of the cost savings ranging from $352 million to $416 million using discount rates ranging from 8.5% to 10.0% based on BofA Securities’ professional judgment and experience.

The third and fourth bullet points on page 105 under “Opinion of BofA Securities, Inc., PotlatchDeltic’s Financial Advisor-Other Factors” are hereby amended and supplemented as follows:

In rendering its opinion, BofA Securities also noted certain additional factors that were not considered as part of BofA Securities’ material financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	historical trading price range of PotlatchDeltic common stock during the one-year period ended October 10, 2025, which was $37.16 to $47.34;
•	historical trading price range of Rayonier common shares during the one-year period ended October 10, 2025, which was $22.12 to $32.36;
•

~~certain~~ publicly available equity research analyst price targets then published by seven analysts for PotlatchDeltic common stock as of October 10, 2025, which indicated a range of $45.00 to $55.00 and a present value of $40.75 to $49.75 when discounted by one year at PotlatchDeltic’s estimated mid-point cost of equity of 10.50%, derived using the capital asset pricing model;

•

~~certain~~ publicly available equity research analyst price targets then published by five analysts for Rayonier common shares as of October 10, 2025, which indicated a range of $27.00 to $37.00 and a present value of $24.50 to $33.75 when discounted by one year at Rayonier’s estimated mid-point cost of equity of 10.0%, derived using the capital asset pricing model; and

•

the relationship between movements in shares of PotlatchDeltic common stock and Rayonier common shares during the period commencing on October 10, 2022 and ending on October 10, 2025, including the daily ratio of the closing share price of PotlatchDeltic common stock to the closing share price of Rayonier common shares during such period, and the average of this ratio calculated over various periods ended October 10, 2025.

The second full paragraph on page 107 under “Opinion of BofA Securities, Inc., PotlatchDeltic’s Financial Advisor-Miscellaneous” is hereby amended and supplemented as follows:

~~In addition,~~ From October 1, 2023 through September 30, 2025, BofA Securities and its affiliates derived no aggregate revenues from Rayonier for investment banking, commercial banking and other financial services. BofA Securities and its affiliates in the future may provide, investment banking, commercial banking and other financial services to Rayonier and certain of its affiliates and in the future may receive compensation for the rendering of these services.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Rayonier Inc.’s and PotlatchDeltic Corporation’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Rayonier Inc. and PotlatchDeltic Corporation, including future financial and operating results, Rayonier Inc.’s and PotlatchDeltic Corporation’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transaction, and other statements that are not historical facts, including expected synergies, harvest schedules, timberland acquisitions and dispositions, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: the ability to timely or at all obtain the requisite approvals of Rayonier Inc.’s shareholders and PotlatchDeltic Corporation’s stockholders; the risk that an event, change or other circumstance could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the risk that the timing to consummate the proposed merger may be delayed; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Rayonier Inc.’s Common Shares or PotlatchDeltic Corporation’s Common Stock; the risk of litigation related to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, contractors, suppliers, vendors or joint venture partners; the diversion of management time in connection with the proposed transaction; the challenging macroeconomic environment, including disruptions in the timberlands, real estate, land based solutions, and wood products manufacturing industries; the ability of PotlatchDeltic Corporation and Rayonier Inc. to refinance their existing financing arrangements on favorable terms; the cost and availability of third-party logging and trucking services; the geographic concentration of a significant portion of PotlatchDeltic Corporation’s and Rayonier Inc.’s timberland; changes in environmental laws and regulations regarding timber harvesting, wood products manufacturing, delineation of wetlands, endangered species, the development of solar, carbon capture and storage, and carbon credit projects, and development of real estate generally that may restrict or adversely impact PotlatchDeltic Corporation’s or Rayonier Inc.’s ability to conduct their respective businesses, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, including changes in law, policy and political factors beyond our control; the availability and cost of financing for real estate development and mortgage loans, changes in tariffs, taxes or treaties relating to the import and export of PotlatchDeltic Corporation’s and Rayonier Inc.’s products, including those of their respective customers; changes in key management and personnel; PotlatchDeltic Corporation’s and Rayonier Inc.’s ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust; changes in tax laws that could adversely affect beneficial tax treatment; and other risks and uncertainties identified in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of each of PotlatchDeltic Corporation’s and Rayonier Inc.’s most recent Annual Reports on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q, and other risks as identified from time to time in its Securities and Exchange Commission (“SEC”) reports by both companies.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Each of Rayonier Inc. and PotlatchDeltic Corporation undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed merger, Rayonier Inc. has filed a registration statement on Form S-4, which includes a document that serves as a prospectus of Rayonier Inc. and a joint proxy statement of Rayonier Inc. and PotlatchDeltic Corporation (the “joint proxy statement/prospectus”), and each party has filed other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by PotlatchDeltic Corporation with the SEC may be obtained free of charge at PotlatchDeltic Corporation’s website at www.potlatchdeltic.com or at the SEC’s website at www.sec.gov. The documents filed by Rayonier Inc. with the SEC may be obtained free of charge at Rayonier Inc.’s website at www.rayonier.com or at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PotlatchDeltic Corporation, Rayonier Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PotlatchDeltic Corporation, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in PotlatchDeltic Corporation’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation of Directors,” “Equity Compensation Plan Information,” and “Security Ownership.” To the extent holdings of PotlatchDeltic Corporation’s Common Stock by the directors and executive officers of PotlatchDeltic Corporation have changed from the amounts of PotlatchDeltic Corporation’s Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Forms 4 filed by Anne Alonzo on May 8, 2025, Darin Ball on November 20, 2025, December 23, 2025 and January 6, 2026, Linda Breard on May 8, 2025, Michael Covey on May 8, 2025, Eric Cremers on November 20, 2025, December 23, 2025 and January 6, 2026, Ashlee Cribb on July 28, 2025, December 23, 2025 and January 6, 2026, James DeCosmo on May 8, 2025, William DeReu on November 20, 2025, December 23, 2025 and January 6, 2026, William Driscoll on April 1, 2025, May 2, 2025, May 8, 2025, June 10, 2025, July 1, 2025, October 2, 2025, December 16, 2025 and January 2, 2026, Mark Leland on May 8, 2025, Larry Peiros on May 8, 2025, Robert Schwartz on December 23, 2025 and January 6, 2026, Glen Smith on January 12, 2026, Lenore Sullivan on May 8, 2025, Anna Torma on December 23, 2025 and January 6, 2026, Michele Tyler on December 23, 2025 and January 6, 2026 and Wayne Wasechek on December 23, 2025 and January 6, 2026. Information about the directors and executive officers of Rayonier Inc., including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Rayonier Inc.’s proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 2, 2025, including under the headings “Director Compensation” and “Compensation Discussion and Analysis.” To the extent holdings of Rayonier Inc.’s Common Shares by the directors and executive officers of Rayonier Inc. have changed from the amounts of Rayonier Inc.’s Common Shares held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by Keith Bass on April 9, 2025, May 19, 2025, June 2, 2025, September 2, 2025, December 1, 2025 and December 23, 2025, Mark Bridwell on April 2, 2025, April 4, 2025, April 15, 2025, December 23, 2025 and January 6, 2026, Christopher Corr on April 2, 2025, April 4, 2025, April 15, 2025, November 21, 2025, December 23, 2025 and January 6, 2026, Gregg Gonsalves on May 19, 2025, Scott Jones on May 19, 2025 and December 23, 2025, Larkin Martin on May 19, 2025 and December 23, 2025, Douglas Long on April 2, 2025, April 4, 2025, April 15, 2025 and December 23, 2025 Mark McHugh on April 2, 2025, April 4, 2025, April 15, 2025, December 23, 2025 and January 6, 2026, Meridee Moore on May 19, 2025, Ann Nelson on May 19, 2025 and December 23, 2025, Shelby Pyatt on April 2, 2025, April 4, 2025, April 15, 2025, December 23, 2025 and January 6, 2026, Matthew Rivers on May 19, 2025, Rhett Rogers on April 2, 2025, April 4, 2025, April 15, 2025, December 23, 2025 and January 6, 2026, April Tice on April 2, 2025, April 4, 2025, April 15, 2025, December 23, 2025 and January 6, 2026 and Andrew Wiltshire on May 19, 2025. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from PotlatchDeltic Corporation and Rayonier Inc., as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 16, 2026

RAYONIER INC.

By:	/s/ Mark R. Bridwell
Mark R. Bridwell
Senior Vice President, General Counsel and Corporate Secretary

RAYONIER, L.P.

By:	/s/ Mark R. Bridwell
Mark R. Bridwell
Senior Vice President, General Counsel and Corporate Secretary